

June 23, 2023

Wang Huang
Chief Executive Officer
Zepp Health Corp.
Huami Global Innovation Center
Building B2, Zhong'an Chuanggu Technology Park
No. 900 Wangjiang West Road
Hefei, 230088
People's Republic of China

   Re: Zepp Health Corp
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Response dated June 5, 2023
     File No. 001-38369

Dear Wang Huang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology